UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 2

PDC 2003-A LIMITED PARTNERSHIP
(Name of Issuer)

PDC 2003-A Limited Partnership
Petroleum Development Corporation
DP 2004 Merger Sub, LLC
Gysle R. Shellum
Barton R. Brookman, Jr.
Daniel W. Amidon
(Names of Persons Filing Statement)
Limited Partnership Units
(Title of Class of Securities)
(CUSIP Number of Class of Securities)

Daniel W. Amidon
1775 Sherman Street, Suite 3000
Denver, CO 80203
(303) 860-5800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)
This statement is filed in connection with (check the appropriate box):
a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,281,281	$381

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the 403.85 limited partnership units held by limited partners unaffiliated with Petroleum Development Corporation by $8,125 per limited partnership unit.

**	Calculated by multiplying the transaction valuation calculated above of $3,281,281 by 0.0001161.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$381
Form or Registration No.:	Schedule 14A
Filing Party:	PDC 2003-A Limited Partnership
Date Filed:	June 23, 2011

INTRODUCTION
     This Amendment No. 2 to the transaction statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by (i) PDC 2003-A Limited Partnership, a West Virginia limited partnership (the “Partnership,” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby); (ii) Petroleum Development Corporation, a Nevada corporation and managing general partner of the Partnership (“PDC”); (iii) DP 2004 Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of PDC (the “Merger Sub”); (iv) Gysle R. Shellum; (v) Barton R. Brookman, Jr.; and (vi) Daniel W. Amidon (Messrs. Shellum, Brookman and Amidon together with the Partnership, PDC and the Merger Sub, the “Filing Persons”).
     This Transaction Statement relates to the Agreement and Plan of Merger, dated as of June 20, 2011, as it may be amended from time to time (the “Merger Agreement”), among the Partnership, PDC and the Merger Sub. If the Merger Agreement is approved by the Partnership’s limited partners other than PDC and its affiliates (the “Investors”) and the other conditions to closing of the Merger (as defined below) are satisfied or waived, the Partnership will merge with and into the Merger Sub, with the Merger Sub continuing as the surviving entity (such transaction, the “Merger”). Upon consummation of the Merger, all of the Partnership’s outstanding limited partnership units held by Investors (other than limited partnership units held by Investors who properly exercise appraisal rights under West Virginia law) will be converted into the right to receive cash in an amount equal to $8,125 per limited partnership unit, subject to any adjustments made to the merger consideration for certain increases in commodity prices between the date of signing the merger agreement and the filing of the definitive proxy statement, plus the sum of the amounts withheld from per unit cash distributions by the Partnership from October 1, 2010 through August 31, 2011 for the partnership’s well refracturing plan, less the sum of the per unit cash distributions made after August 31, 2011 and before the closing date of the Merger (proportionally adjusted for partial limited partnership units). Following the consummation of the Merger, the Partnership will no longer be a publicly traded company, the Partnership will no longer be required to file reports with the SEC and the Investors will no longer participate in the Partnership’s future earnings or growth.
     Concurrently with the filing of this Transaction Statement, the Partnership is filing a revised preliminary proxy statement (the “Proxy Statement”) with the SEC under Regulation 14A of the Exchange Act relating to the special meeting of Investors at which the Investors will consider and vote upon proposals to approve and adopt (i) the Merger Agreement and (ii) an amendment to the Limited Partnership Agreement of the Partnership (“Partnership Agreement Amendment”). The adoption of the Merger Agreement and the Partnership Agreement Amendment each requires the affirmative vote of the holders of a majority of the outstanding limited partnership units held by Investors.
     The cross-references below are being supplied in accordance with General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement, including all appendices thereto, of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including the appendices thereto, is incorporated in its entirety herein by reference and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be further amended to reflect the completion or amendment of the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person, and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

i

ITEM 1. SUMMARY TERM SHEET
Item 1001 of Regulation M-A:
     The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
Item 1002 of Regulation M-A:
     (a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Parties to the Proposed Merger Transaction––PDC 2003-A Limited Partnership”

•	“Additional Business Information––PDC 2003-A Limited Partnership––General”
     (b) Securities. The information set forth in the Proxy Statement under the caption “Summary Term Sheet––Parties to the Proposed Merger Transaction––PDC 2003-A Limited Partnership” is incorporated herein by reference.
     (c) Trading Market and Price. There is no established trading market for the Partnership’s limited partnership units.
     (d) Dividends. The information set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 under the caption “Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” and the information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the Partnership at this time?”

•	“Special Factors with Respect to the Merger––Alternatives to the Merger ––Comparison of the Merger to Continuing Operations”
     (e) Prior Public Offerings. Not applicable.
     (f) Prior Stock Purchases. The information is set forth under the caption “Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers––Transactions in Limited Partnership Units” is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON(S).
Item 1003 of Regulation M-A:
     (a) Name and Address. PDC 2003-A Limited Partnership is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Parties to the Proposed Merger Transaction”

•	“Management”
     (b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Parties to the Proposed Merger Transaction”

•	“Management—Additional Information”

     (c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the caption “Management” is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
Item 1004 of Regulation M-A:
     (a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger”

•	“The Special Meeting—Investor Vote Required to Approve the Amendment to the Partnership Agreement and the Merger Agreement”

•	“Proposal 1—Approval of the Amendment to the Partnership Agreement”

•	“Proposal 2—Approval of the Merger Agreement”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”

•	“Appendix G––Form of Amendment to Partnership Agreement”
     (c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger—The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“Special Factors with Respect to the Merger—Effects of the Merger”

•	“Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner”

•	“Special Factors with Respect to the Merger—Financial Interest of Officers and Directors”

•	“Rights of Dissenting Investors”

•	“The Merger Agreement”
     (d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Do I have dissenters’ rights?”

•	“Rights of Dissenting Investors”

•	“Appendix C––West Virginia Business Corporation Act––Appraisal Rights”
     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
Item 1005 of Regulation M-A:
     (a) Transactions. The information set forth in the Proxy Statement under the caption “Transactions Among the Partnership, PDC, the Merger Sub, and their Directors and Officers” is incorporated herein by reference.
     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”
     (c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner”

•	“Special Factors with Respect to the Merger––Financial Interests of Officers and Directors”

•	“Special Factors with Respect to the Merger ––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”

•	“The Merger Agreement”

•	“Security Ownership of Certain Beneficial Owners and Management”

•	“Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers”

•	“Additional Business Information––PDC 2003-A Limited Partnership”

•	“Appendix A—Agreement and Plan of Merger”
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
Item 1006 of Regulation M-A:
     (b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger—Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger ––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger ––Accounting Treatment”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
     (c)(1-8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger—Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger––Accounting Treatment”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
Item 1013 of Regulation M-A:
     (a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Purpose of the Proposed Merger Transaction”

•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the partnership at this time?”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Holders of Limited Partnership Interests”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”
     (b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––Alternatives to the Merger”
     (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Purpose of the Proposed Merger Transaction”

•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Why is PDC making an offer to acquire the partnership at this time?”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Holders of Limited Partnership Interests”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”
     (d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger—General”

•	“Special Factors with Respect to the Merger––Effects of the Merger”

•	“Special Factors with Respect to the Merger––Effect on Net Book Value and Net Earnings of PDC and Merger Sub”

•	“Special Factors with Respect to the Merger––Termination of Registration and Reporting Requirements”

•	“Special Factors with Respect to the Merger––Material U.S. Federal Income Tax Consequences”

•	“Special Factors with Respect to the Merger––Accounting Treatment”

•	“Proposal 2––Approval of the Merger Agreement”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Distribution of Cash Payments”

•	“The Merger Agreement”

•	“Appendix A––Agreement and Plan of Merger”
ITEM 8. FAIRNESS OF THE TRANSACTION.
Item 1014 of Regulation M-A:
     (a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Holders of Limited Partnership Interests”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”
     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––PDC’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Reasons for the Merger”

•	“Special Factors with Respect to the Merger––Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Holders of Limited Partnership Interests”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Rights of Dissenting Investors”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Question and Answers About the Proposed Merger Transaction––What will investor approval of the proposed transaction mean for me?”

•	“The Special Meeting––Investor Vote Required to Approve the Amendment to the Partnership Agreement and the Merger Agreement”

•	“The Merger Agreement––Conditions to Complete the Merger”

•	“Appendix A––Agreement and Plan of Merger”
     (d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Holders of Limited Partnership Interests”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“Special Factors with Respect to the Merger—Conflicting Duties of PDC, Individually and as the General Partner”

•	“Risk Factors—You were not independently represented in establishing the terms of the merger.”
     (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet”

•	“Special Factors with Respect to the Merger––General”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger—Position of the Partnership Affiliates as to the Fairness of the Merger to the Unaffiliated Holders of Limited Partnership Interests”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”
     (f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger––Third-Party Offers”

•	“Third Party Offers”
ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
Item 1015 of Regulation M-A:
     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Background of the Merger”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“Special Factors with Respect to the Merger––Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as General Partner”

•	“Method of Determining Merger Value and Amount of Cash Offered”

•	“Appendix B––Opinion of the Special Committee’s Financial Advisor”
     (c) Availability of Documents. The information set forth in the Proxy Statement under the caption “Where You Can Find More Information” is incorporated herein by reference.
ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
Item 1007 of Regulation M-A:
     (a) Sources of Funds. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference.
     (c) Expenses. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Payment of Expenses and Fees” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger––Sources of Funds” is incorporated herein by reference.
ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 1008 of Regulation M-A:
     (a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Special Factors with Respect to the Merger—Financial Interests of Officers and Directors”

•	“Security Ownership of Certain Beneficial Owners and Management”
     (b) Securities Transactions. The information set forth in the Proxy Statement under the caption “Transactions Among the Partnership, PDC, the Merger Sub and their Directors and Officers—Transactions in Limited Partnership Units” is incorporated herein by reference.
ITEM 12. THE SOLICITATION OR RECOMMENDATION.
Item 1012 of Regulation M-A:
     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the caption “Special Factors with Respect to the Merger—Financial Interests of Officers and Directors” is incorporated herein by reference.

     (e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet— Recommendation Regarding the Proposed Merger Transaction”

•	“Special Factors with Respect to the Merger––The Partnership’s Discussion of the Fairness of the Merger; Recommendation of the Special Committee on Behalf of the Partnership”

•	“The Special Meeting—Recommendation of the Special Committee”

•	“Proposal 1—Approval of the Amendment to the Partnership Agreement”

•	“Proposal 2—Approval of the Merger Agreement”
ITEM 13. FINANCIAL STATEMENTS.
Item 1010 of Regulation M-A:
     (a) Financial Information. The financial statements and accompanying notes to the financial statements included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2011, are incorporated herein by reference. In addition, the information included in the Proxy Statement under the captions “Summary Financial Information” and “Where You Can Find More Information” is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
Item 1009 of Regulation M-A:
     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Who can help answer my questions?”

•	“Special Factors with Respect to the Merger––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”
     (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
•	“Summary Term Sheet––Questions and Answers About the Proposed Merger Transaction––Who can help answer my questions?”

•	“Special Factors with Respect to the Merger––Payment of Expenses and Fees”

•	“The Special Meeting––Solicitation of Proxies and Costs”
ITEM 15. ADDITIONAL INFORMATION.
Item 1011 of Regulation M-A:
     (b) The information set forth in the Proxy Statement under the caption “Management—Additional Information” is incorporated herein by reference.
     (c) Other Material Information. The information contained in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.
ITEM 16. EXHIBITS.
Item 1016 of Regulation M-A:

Exhibit Index

(a)(1)	Proxy Statement filed with the SEC on August 22, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(a)(2)	Form of proxy card, filed with the SEC with the Proxy Statement on August 22, 2011 (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(b)(1)	Second Amended and Restated Credit Agreement dated as of November 5, 2010 among Petroleum Development Corporation, as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JP Morgan Chase Bank, N.A. as Administrative Agent, and J.P. Morgan Securities LLC, as Sole Bookrunner and Co-Lead Arranger and BNP Parribas, as Syndication Agent and Co-Lead Arranger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Petroleum Development Corporation on November 12, 2010).

(c)(1)	Opinion of Houlihan Lokey Financial Advisors, Inc., dated as of June 11, 2011, attached as Appendix B to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(c)(2)	Discussion materials prepared by Houlihan Lokey Financial Advisors, Inc. and reviewed with the Special Committee on June 11, 2011 (incorporated by reference to the transaction statement on Schedule 13e-3 filed by the Partnership on June 23, 2011).

(d)(1)	Agreement and Plan of Merger, dated as of June 20, 2011, attached as Appendix A to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(d)(2)	Form of Amendment to Partnership Agreement, attached as Appendix G to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(e)(1)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet—Recommendation Regarding the Proposed Merger Transaction,” “Special Factors with Respect to the Merger––Background of the Merger,” “Special Factors with Respect to the Merger––Conflicting Duties of PDC, Individually and as the General Partner” and “Risk Factors—You were not independently represented in establishing the terms of the merger” (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(f)(1)	Sections 31D-13-1301 through 1303, 1320 through 1326 and 1330 through 1331 of the West Virginia Business Corporations Act, attached as Appendix C to the Proxy Statement (incorporated by reference to the Schedule 14A filed by the Partnership on August 22, 2011).

(g)	None.

(h)	None.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDC 2003-A LIMITED PARTNERSHIP By: PETROLEUM DEVELOPMENT CORPORATION, its Managing General Partner

By:	/s/ Gysle R. Shellum
GYSLE R. SHELLUM,
Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Gysle R. Shellum
GYSLE R. SHELLUM,
Chief Financial Officer

DP 2004 MERGER SUB, LLC By: PETROLEUM DEVELOPMENT CORPORATION, its Sole Member

By:	/s/ Gysle R. Shellum
GYSLE R. SHELLUM,
Chief Financial Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon

Dated: August 22, 2011